CI Fund Management

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

SUPPL

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial posts asset growth of $2.9 billion in April

TORONTO (May 1, 2009) – CI Financial Corp. ("CI") today reported gross sales of $575 million and net sales of $59 million in April. Assets under management increased by $2.9 billion or 5.4% over the month to $56.1 billion at April 30, 2009. Total fee-earning assets were $82.1 billion, an increase of $4.1 billion or 5.2%.

"This is the second straight month where assets have grown by more than 5%, resulting in CI's assets under management increasing by about $6 billion since February 28," said Stephen A. MacPhail, CI President. "This is very positive news for investors in our funds as the gains reflect significantly improved equity values since early March."

CI subsidiaries CI Investments Inc. and United Financial Corporation had combined retail net sales of $82 million in long-term funds and net redemptions of $23 million in money market funds.

Also in March, CI Investments completed the initial public offering of Trident Performance Corp. II for total gross proceeds of $44 million. (This amount is not included in CI's sales but is reflected in assets under management for structured products.) The closed-end fund, which trades on the TSX under the symbol TCZ, provides exposure to a portfolio managed by Trident Investment Management, LLC of New York, which is led by Chief Investment Officer Nandu Narayanan.

Assets under management at April 30, 2009, consisted of investment funds at CI Investments and United Financial of $51.7 billion, institutional assets of $3.9 billion and structured product assets of $439 million. CI also reported assets under administration of $25.2 billion, which consisted of $18.6 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $6.6 billion in assets under administration at Blackmont Capital Inc. Other fee-earning assets totalled $834 million.

In other developments in March, Lipper announced that CI Investments had received 11 Lipper Fund Awards. The Lipper Fund Awards program highlights funds that have excelled in delivering consistently strong risk-adjusted performance, relative to peers. Lipper, a Thomson Reuters company, is a global fund research and analysis organization.

"These awards provide additional recognition of the strength of CI's lineup of portfolio managers, and are consistent with CI's long-time leadership in having the most funds with four and five-star ratings from Morningstar Canada," Mr. MacPhail said.

dlw 7/8

CI Financial **News Release**

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI FINANCIAL CORP.
April 30, 2009
MONTH-END STATISTICS

MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$492	$410	$82
Short-term funds	$83	$106	-$23
TOTAL RETAIL FUNDS	$575	$516	$59

FEE-EARNING ASSETS	March 31/09 (millions)	April 30/09 (millions)	% Change
Retail managed funds	$49,152	$51,728	5.2%
Structured products	379	439	15.8%
TOTAL retail assets under management	$49,531	$52,167	5.3%
Institutional managed assets	3,667	3,917	6.8%
TOTAL assets under management	$53,198	$56,084	5.4%
Assante assets under administration*	17,680	18,617	5.3%
Blackmont assets under administration	6,225	6,566	5.5%
TOTAL assets under administration	$23,905	$25,183	5.3%
CI other fee-earning assets	942	834	-11.5%
TOTAL FEE-EARNING ASSETS	$78,045	$82,101	5.2%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	March 31/09 (millions)	April 30/09 (millions)	% Change
Monthly average retail assets	$47,828	$51,480	7.6%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	March 31/09 (millions)	April 30/09 (millions)	% Change
Quarterly average retail assets	$48,681	$51,480	5.7%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	December 31/08 (millions)	April 30/09 (millions)	% Change
Fiscal year average retail assets	$60,208	$49,381	-18.0%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
Total outstanding shares	293,518,840	Bank debt	$920
QTD weighted avg. shares	292,489,138	Cash and marketable securities	(43)
Yield at $15.70	3.1%	Net debt outstanding	$877
In-the-money options	5,344,503	In-the-money option liability (net of tax)	$13
Percentage of all options	74%	Terminal redemption value of funds	$795
All options % of shares	2.5%	Quarter-to-date equity-based compensation**	$2

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($13.99) to April 30, 2009 ($15.70).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	46%	**Asia**	3%
United States	24%	**Other**	4%
Europe	9%	**Cash**	14%

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial announces earnings conference call and webcast

TORONTO (May 8, 2009) – CI Financial Corp. ("CI") will release its financial results for the first quarter of fiscal 2009 on Tuesday, May 12, 2009. The results will be released on Canada Newswire and www.ci.com/cix.

Chief Executive Officer William T. Holland will host a conference call with analysts that day at 4:00 p.m. Eastern time. The call and a slide presentation will be accessible through a webcast at www.ci.com/q1. Alternatively, investors may listen to the discussion by dialling (416) 644-3434 or 1-800-587-1893.

The call will be available for playback later that day until May 26, 2009 at (416) 640-1917 or 1-877-289-8525 (passcode: 21305625, followed by the number sign). The webcast will be archived at www.ci.com/q1.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $82 billion in fee-earning assets at April 30, 2009. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information:
Investor Relations
CI Financial Corp.
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

82-4994

News Release

FOR IMMEDIATE RELEASE

TSX Symbol: CIX

CI Financial reports first quarter results; dividend rate increased 25%

TORONTO (May 12, 2009) – CI Financial Corp. ("CI") today released unaudited financial results for the quarter ended March 31, 2009.

HIGHLIGHTS	Quarter ended March 31, 2009 (millions except per share amounts)	Quarter ended December 31, 2008 (millions except per share amounts)	% change
Average Retail Assets Under Management	$48,681	$50,380	(3)
Gross Sales	$2,132	$2,455	(13)
Net Sales	$178	($102)	n/a
EBITDA Per Share (adjusted)[1,2]	$0.43	$0.46	(7)
Earnings Per Share (adjusted)[2]	$0.20	$0.19	5
SG&A expenses (adjusted)[2]	$75.7	$80.7	(6)

[1]EBITDA (earnings before interest, taxes, depreciation and amortization) is not a standardized earnings measure prescribed by GAAP; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results. CI's method of calculating this measure may not be comparable to similar measures presented by other companies. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

[2]Adjusted for equity-based compensation expense of $0.75 million, related to employee stock options.

Fee-earning assets at March 31, 2009 were $78.0 billion, down 3% from $80.3 billion at December 31, 2008. This decrease was mostly attributable to declining markets, partially offset by positive net sales of funds. Fee-earning assets were comprised of $49.1 billion in investment funds and pools at CI Investments Inc. and United Financial Corporation, $378 million in structured products, $3.7 billion in institutional managed assets, $23.9 billion in dealer assets under administration at Assante Wealth Management (Canada) Ltd. and Blackmont Capital Inc., and $0.9 billion in other fee-earning assets.

Gross sales and net sales of funds for the three months ended March 31, 2009 were $2.1 billion and $0.2 billion, respectively. Over the 12-month period ended March 31, 2009, CI's net sales were $1.4 billion, ranking it third for net sales among the independent mutual fund companies.

CI's average retail assets under management in the first quarter were $48.7 billion, a drop of 3% from $50.4 billion in the prior quarter. Despite this slight drop in average assets, CI's operating margin remained flat. As part of CI's continued commitment to keep costs in line with asset levels, net selling, general and administrative ("SG&A") expenses in the first quarter were $75.7 million, down 6% from $80.7 million in the quarter ended December 31, 2008. Net SG&A expenses were reported net of equity-based compensation, which was $0.75 million for the quarter, and related to employee stock options.

After adjusting for equity-based compensation expense, CI reported $0.43 in EBITDA per share and $0.20 in earnings per share, compared with $0.46 and $0.19, respectively, for the prior quarter.

At May 10, 2009, CI's retail assets under management totalled $54.9 billion, a gain of $6.2 billion or 13% over the average level of assets for the first quarter. At current asset levels and margins, CI expects significant improvements to profitability for the remainder of the year.

"Since the lows on March 9, 2009, CI has seen its assets under management increase by $10 billion," said Stephen A. MacPhail, CI President. "Given that CI successfully implemented a wide-ranging cost reduction program in 2008, we are able to take full advantage of the rebound in asset values. In addition, sales of CI's funds continue to be solid, with $82 million of net sales in long-term funds in April, and we expect that May will see further sales growth. The growth in earnings from our assets combined with CI's continued strength in sales has positioned us to significantly increase our dividend."

CI announced a change in its dividend policy to paying a monthly dividend of $0.05 per share. CI had previously stated its intention to pay a quarterly dividend of $0.12 per share. The Board of Directors declared a dividend of $0.10 per share, representing payments for April and May, payable on June 15, 2009 to shareholders of record on May 31, 2009. Dividends of $0.05 per share were declared payable on July 15, 2009 and August 14, 2009 to shareholders of record on June 30, 2009 and July 31, 2009, respectively.

This change in dividend policy represents an effective increase of 25% in the dividend rate. The monthly dividend of $0.05 per share represents a yield of 3.5% on CI's closing share price of $17.20 on May 11, 2009.

As of April 30, 2009, CI had 293,518,840 shares outstanding.

For detailed financial statements for the quarter ended March 31, 2009, including Management's Discussion and Analysis, please refer to CI's website at www.ci.com/cix under Reports, or contact investorrelations@ci.com.

Analysts' Conference Call
Chief Executive Officer William T. Holland will host a conference call and webcast with analysts today at 4:00 p.m. Eastern time to discuss CI's first quarter results. The webcast will include a slide presentation and be available at www.ci.com/q1. Alternatively, investors may listen to the discussion by dialing (416) 644-3434 or 1-800-587-1893.

The call will be available for playback until May 26, 2009 at (416) 640-1917 or 1-877-289-8525 (passcode: 21305625, followed by the number sign). The webcast will be archived at www.ci.com/q1.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial renews normal course issuer bid

TORONTO (May 27, 2009) – CI Financial Corp. announced today that The Toronto Stock Exchange has accepted its Notice of Intention to Make a Normal Course Issuer Bid.

CI intends to purchase up to 15,677,022 of its common shares by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. All shares purchased under the normal course issue bid will be cancelled unless they are needed for re-issuance pursuant to CI's equity compensation plans. The 15,677,022 common shares represent approximately 10% of the public float. As of May 26, 2009, there are 293,518,840 issued and outstanding common shares of CI.

It is expected that the purchases under the normal course issuer bid may commence on May 29, 2009 and will terminate on May 28, 2010, or on such earlier date as CI completes its purchases or provides notice of termination. Purchases will be effected through the facilities of The Toronto Stock Exchange at prevailing market prices, or such other means as may be permitted by The Toronto Stock Exchange. CI is permitted to purchase up to twenty-five percent of the average daily trading volume of the common shares for the six months prior to the date hereof being approximately 128,403 common shares.

CI believes that the market price of the common shares may, at certain times throughout the duration of the normal course issuer bid, be undervalued based on CI's future earnings and prospects and accordingly the directors are of the opinion that the purchase of common shares is an appropriate use of funds to increase shareholder value.

To the best of the knowledge of the directors and senior officers of CI, no director, senior officer, associate of a director or senior officer, or person holding 10% or more of the common shares of CI intends at present to sell common shares during the course of this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur as the personal circumstances or decisions of any such person, unrelated to the bid, determine. The benefits to any such person whose common shares are purchased would be the same as the benefits available to all other holders whose common shares are purchased.

In the last 12 months under its previous normal course issuer bid, CI purchased 3,201,004 of its common shares at a weighted average price of $17.18 per common share, of which 3,043,664 common shares were purchased for cancellation, and the remaining 157,340 common shares were purchased for re-issuance pursuant to CI's equity compensation plans.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $82.1 billion in fee-earning assets at April 30, 2009. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

CI Financial **News Release**

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For further information:
Stephen A. MacPhail
President
Tel.: (416) 364-1145

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial comments on annual meeting

TORONTO (May 29, 2009) – CI Financial Corp. ("CI") today announced that it will not be holding an annual meeting of shareholders in 2009.

The company took into account a number of factors in making this decision, including the fact that, as CI Financial Income Fund, it held a meeting of unitholders on December 19, 2008, at which unitholders approved the conversion to corporation. In connection with that meeting, unitholders were provided with comprehensive meeting materials, including information concerning the fact that the Board would remain in place, as well as the auditors. In making this decision, the company is also mindful of the significant costs of holding a shareholders' meeting and its goal to save costs wherever possible in this economic environment.

CI has filed all required key shareholder information with securities regulators. These documents include the Annual Report, Annual Information Form, Statement of Governance Practices, and Statement of Executive Compensation. These documents are available at www.sedar.com or on CI's website at www.ci.com/cix (under "Corporate Governance" or "Reports"). Shareholders wanting to obtain a copy of any of these can do so by contacting CI's Corporate Secretary at (416) 364-1145 or 1-800-268-9374.

In light of these factors and the current economic conditions, CI decided that the company and its shareholders would benefit by forgoing the expense of an annual meeting. The company expects to hold its next annual meeting in March 2010.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $82 billion in fee-earning assets at April 30, 2009. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information:
Investor Relations
CI Financial Corp.
(416) 364-1145

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending May 31, 2009

Toronto, May 4, 2009 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending May 31, 2009 of $0.04167 per Priority Equity Share payable on May 29, 2009 to unitholders of record as at May 15, 2009.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2009\may\rel-cxc.doc

82-4994

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Big Three STAR LP Announces Distribution for Month Ending April 30, 2009

Toronto, May 14, 2009 – Skylon Big Three STAR LP (the "Partnership") announced today a distribution for the month ending April 30, 2009 of $0.81148 per Unit payable on May 14, 2009 to unitholders of record as at May 13, 2009.

The Partnership's objective is to provide shareholders with the opportunity for attractive after-tax returns by virtue of the Partnership's investment during the Investment Period in the Selected Bank Stocks while limiting the impact of possible declines in the market prices of the Selected Bank Stocks.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2009\may\rel-skylon_lp.doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending May 31, 2009

Toronto, May 15, 2009 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending May 31, 2009 payable on June 12, 2009 to unitholders of record as at May 29, 2009:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

UNITED FINANCIAL™

2 Queen Street East, Nineteenth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-348-9994 Toll Free: 1-888-348-9994
www.unitedfinancial.ca

News Release

FOR IMMEDIATE RELEASE

United Financial completes fund mergers

TORONTO (May 26, 2009) – United Financial Corporation, the manager of the United Funds, announced today that it has completed the mergers of six funds. The mergers were approved by securityholders in meetings held on May 22, 2009.

Each of the United Diversified Funds (which had been comprised of a combination of a value mandate and a growth mandate) was merged with its corresponding United Value Fund and United Growth Fund, as shown:

Terminating fund	Continuing funds
Canadian Equity Diversified Pool	Canadian Equity Value Pool and Canadian Equity Growth Pool
Canadian Equity Diversified Corporate Class	Canadian Equity Value Corporate Class and Canadian Equity Growth Corporate Class
US Equity Diversified Pool	US Equity Value Pool and US Equity Growth Pool
US Equity Diversified Corporate Class	US Equity Value Corporate Class and US Equity Growth Corporate Class
International Equity Diversified Pool	International Equity Value Pool and International Equity Growth Pool
International Equity Diversified Corporate Class	International Equity Value Corporate Class and International Equity Growth Corporate Class

In each merger, assets of the United Diversified Fund were sold in return for units or shares (as applicable) of the United Value Fund and United Growth Fund. The United Diversified Fund was then terminated and each investor's units or shares of the United Diversified Fund were replaced with a proportionate number of units or shares of both the United Value Fund and the United Growth Fund.

The mergers streamline and simplify United Financial's lineup while putting investors into pools with more precise investment mandates than the blended mandates of the diversified funds. At the same time, the mergers do not change investors' overall market exposure or reduce their ability to build a diversified portfolio, according to their preferences, using the United lineup.

As previously announced, CI Global Holdings Inc., which carries on business as Cambridge Advisors and is a subsidiary of CI Investments Inc., was appointed portfolio manager of a portion of International Equity Growth Pool and International Equity Growth Corporate Class, effective May 22. The remainder will continue to be managed by Picton Mahoney Asset Management. Cambridge Advisors, based in Boston, is led by Alan Radlo, Senior Vice-President, Portfolio Management, who has more than 25 years of experience in managing Canadian, U.S. and global large and small-cap equity portfolios.

About United Financial
United Financial Corporation is a Canadian investment management and wealth planning firm. It provides customized managed portfolio solutions for individuals, families and businesses through the Artisan Portfolios, Institutional Managed Portfolios, Evolution Private Managed Accounts, Optima Strategy, and Private Client Managed Portfolios programs distributed through advisors with Assante Wealth Management. United Financial is on the Web at www.unitedfinancial.ca.

United Financial is wholly owned by CI Financial Corp. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $82 billion in fee-earning assets as of April 30, 2009. CI Financial is on the Web at www.ci.com/cix.

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For further information:
Steven J. Donald
President and Chief Operating Officer
United Financial Corporation
(416) 644-5650

82-4994

CI Financial

Quarterly Report

March 31, 2009

Q1

Table of Contents

Financial Highlights

(in thousands of dollars, except per share amounts)	As at March 31, 2009	As at March 31, 2008	% change
Fee-earning assets	78,044,339	101,579,176	(23)
Retail assets under management	49,530,729	62,859,776	(21)
Shares outstanding	292,518	279,152	5

	For the quarter ended March 31, 2009	For the quarter ended March 31, 2008	% change
Average retail assets under management	48,680,760	61,817,768	(21)
Gross sales of managed funds	2,132,028	3,473,579	(39)
Redemptions of managed funds	1,953,656	2,967,750	(34)
Net sales of managed funds	178,372	505,829	(65)
Net income	58,800	139,372	(58)
Earnings per share	0.20	0.50	(60)
EBITDA[1]	123,925	181,504	(32)
EBITDA per share[1]	0.42	0.65	(35)
Pre-tax operating earnings per share[1]	0.36	0.51	(29)
Dividends per share	0.16	0.51	(69)
Average shares outstanding	293,187	279,606	5

[1]EBITDA (Earnings before interest, taxes, depreciation and amortization) and pre-tax operating earnings are not standardized earnings measures prescribed by GAAP; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results. CI's method of calculating these measures may not be comparable to similar measures presented by other companies. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

A reconciliation of EBITDA to net income is provided on page 11.

A reconciliation of pre-tax operating earnings to income before income taxes is provided on page 10.

Letter to Shareholders

Dear Shareholders,

The first quarter of 2009 saw markets trend lower until a March 6 intraday low and then climb higher to quarter-end and on through April. The S&P/TSX Composite Index slid 2% during the quarter, while in Canadian dollar terms the S&P 500 Index fell almost 8% and the Dow Jones Industrial Average was down over 9%. The MSCI World index lost more than 8% in Canadian dollars over the three-month period.

Even after many months of market decline, CI still had net sales of $178 million in the first quarter. While this is a relatively low number for CI during the RSP season, industry net sales were down over 60% from the prior year. CI's average retail assets under management declined 3.4% from the average level for the fourth quarter, and were 21% below the average for the first quarter last year. On the dealer side, revenues were impacted by lower sales and capital market activity, and service fee revenues continued to decline as asset balances fell in step with financial markets.

CI's net income in the quarter ended March 31, 2009 was $58.8 million, or $0.20 per share, down 58% from $139.4 million, or $0.50 per share in the quarter ended March 31, 2008. EBITDA, which provides a pre-tax measure of underlying profitability, was $123.9 million, or $0.42 per share, down 32% from $181.5 million, or $0.65 per share. Compared to the fourth quarter, net income was up 11% and EBITDA was down 3%.

When markets decline, and particularly if they decline rapidly, CI experiences a challenging reversal of operating leverage or scale. Net income and EBITDA can easily decline at a much greater rate than our assets under management since most of our SG&A expenses are fixed until decisions are made to reduce them. To date, we are slightly ahead of target on our commitment to cut expenses from the levels of the third quarter of 2008.

Outlook

Financial markets have rebounded strongly from the March 6 lows and their quarter-end levels. The S&P/TSX Composite Index is up 14% and the U.S. markets are up at least 10% since March 31. CI's assets under management are now up over 10% from the average for the first quarter. Given the reduction of spending that has been implemented, if these levels can be sustained we expect to see some positive scale impact on second quarter results.

As well, net sales for April were reported at $59 million, a strong showing for a typically weak month for sales.

The Board of Directors declared cash dividends of $0.10 per share payable on June 15, 2009 to shareholders of record on May 31, 2009 and $0.05 per share payable on July 15, 2009 and August 14, 2009 to shareholders of record on June 30, 2009 and July 31, 2009, respectively.

William T. Holland
Chief Executive Officer

Stephen A. MacPhail
President

Management's Discussion and Analysis

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") dated May 5, 2009 presents an analysis of the financial position of CI Financial Corp. and its subsidiaries ("CI") as at March 31, 2009, compared with December 31, 2008, and the results of operations for the quarter ended March 31, 2009, compared with the quarter ended March 31, 2008 and the quarter ended December 31, 2008.

Unless the context otherwise requires, all references to CI are to CI Financial Corp. and, as applicable, its predecessors, CI Financial Income Fund and CI Financial Inc. together with the entities and subsidiaries controlled by it and its predecessors.

Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles ("GAAP") and amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. ("CI Investments"), United Financial Corporation ("United"), Assante Wealth Management (Canada) Ltd. ("AWM") and Blackmont Capital Inc. ("Blackmont"). The Asset Management segment of the business includes the operating results and financial position of CI Investments and United. The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including Assante Capital Management Ltd. ("ACM") and Assante Financial Management Ltd. ("AFM").

This MD&A contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI and its products and services, including its business operations, strategy and financial performance and condition. When used in this MD&A, such statements use such words as "may", "will", "expect", "believe", and other similar terms. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described under "Risk Factors" or discussed in other materials filed with applicable securities regulatory authorities from time to time. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. The reader is cautioned against undue reliance on these forward-looking statements. For a more complete discussion of the risk factors that may impact actual results, please refer to the "Risk Factors" section of this MD&A and to the "Risk Factors" section of CI's Annual Information Form dated March 25, 2009, which is available at www.sedar.com.

This MD&A includes several non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these financial measures in analyzing CI's results. These non-GAAP measures and reconciliations to GAAP, where necessary, are shown as highlighted footnotes to the discussion throughout the document.

SUMMARY OF QUARTERLY RESULTS

(millions of dollars, except per share amounts)

	2009	2008				2007			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
INCOME STATEMENT DATA									
Management fees	229.1	243.3	302.7	316.9	301.0	322.2	326.3	329.7	314.6
Administration fees	51.7	58.7	60.0	72.8	74.4	81.3	75.6	94.6	40.8
Other revenues	20.8	22.4	18.4	19.0	22.3	23.6	15.9	16.7	13.6
Total revenues	301.6	324.4	381.1	408.7	397.7	427.1	417.8	441.0	369.0
Selling, general and administrative	76.4	79.8	80.3	94.7	77.8	92.4	88.5	92.4	73.4
Trailer fees	65.7	70.7	88.1	91.4	85.9	93.8	92.9	93.1	89.0
Investment dealer fees	30.3	35.5	40.2	46.4	47.4	51.8	49.5	56.0	31.9
Amortization of deferred sales commissions	38.6	37.7	36.5	35.0	33.4	32.1	30.9	29.4	27.4
Interest expense	6.5	11.2	10.7	12.9	11.8	11.4	10.6	10.0	7.6
Other expenses	9.0	14.6	25.5	9.0	9.5	9.4	7.7	9.8	2.6
Total expenses	226.5	249.5	281.3	289.4	265.8	290.9	280.1	290.7	231.9
Income before income taxes	75.1	74.9	99.8	119.3	131.9	136.2	137.7	150.3	137.1
Income taxes	16.3	21.7	(18.3)	(15.4)	(7.5)	(51.5)	(6.0)	(1.3)	(5.0)
Net income	58.8	53.2	118.1	134.7	139.4	187.7	143.7	151.6	142.1
Earnings per share	0.20	0.19	0.42	0.48	0.50	0.66	0.50	0.54	0.51
Dividends per share	0.16	0.17	0.51	0.50	0.51	0.57	0.56	0.54	0.54

Overview

CI is a diversified wealth management firm and one of Canada's largest independent investment fund companies. CI was structured as an income trust from June 30, 2006 to December 31, 2008. In October 2008, CI announced that it would convert back to a corporate structure and on January 1, 2009, effected that conversion. References to CI should be considered as a continuation of the predecessor organization, CI Financial Income Fund. All references to "shares" refer collectively to the common shares subsequent to December 31, 2008 and to units prior to the conversion. All references to "dividends" refer collectively to payments to shareholders subsequent to December 31, 2008 and to payments to unitholders prior to the conversion.

The principal business of CI is the management, marketing, distribution and administration of mutual funds, segregated funds, structured products and other fee-earning investment products for Canadian investors. They are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM, AFM and Blackmont financial advisors. CI operates through two business segments, Asset Management and Asset Administration. The Asset Management segment provides the majority of CI's income and derives its revenue principally from the fees earned on the management of several families of mutual, segregated, pooled and closed-end funds, structured products and discretionary accounts. The Asset Administration segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, the underwriting of securities transactions, principal trading and ongoing service to clients.

CI's assets under management have declined significantly over the past two quarters as financial markets tumbled, and CI's revenues have similarly dropped. While some expenses, such as trailer fees and investment advisor fees, are directly variable with the level of assets under management, most of CI's expenses are fixed in nature. CI has taken steps to cut its fixed expenses, primarily through a reduction of its workforce, which has mitigated some of the effect on net income.

Interest rates have been set to record lows by central bankers in Canada and the United States, which has reduced CI's funding costs. CI primarily uses 30-day bankers' acceptances to fund its debt and the yield on these instruments has dropped from 4.5% early in 2008 to under 0.50% currently. While the spread that CI pays has increased to 1.10% over bankers' acceptances, CI's interest expense has decreased significantly.

During this period of economic uncertainty, gross sales of investment funds have declined. CI's gross sales during the first quarter were down from those of a year ago. Offsetting this is the fact that redemptions of CI's funds are also lower, and CI posted positive net sales once again during difficult times. CI's funds generally have had good relative performance. CI also offers a wide range of segregated funds, which provide safety of capital after a 10-year period as well as guaranteed income for life, and these have proven to continue to be attractive to investors.

Fee-Earning Assets and Sales

Total fee-earning assets, which include CI mutual and segregated funds, United funds, structured products, institutional managed assets within KBSH and Altrinsic Global Advisors (collectively, assets under management or AUM), AWM assets under administration, Blackmont assets under administration and other fee-earning assets at March 31, 2009 were $78.0 billion, a decrease of 23% from $101.6 billion at March 31, 2008. As shown in the following chart, these assets are

represented by $49.1 billion in retail managed funds, $0.4 billion in structured products, $3.7 billion in institutional managed assets within KBSH and Altrinsic Global Advisors, $17.7 billion in AWM assets under administration, $6.2 billion in Blackmont assets under administration and $0.9 billion in other fee-earning assets.

FEE-EARNING ASSETS

AS AT MARCH 31

(in billions)	2009	2008	% change
Retail managed funds	$49.1	$62.3	(21)
Structured products	0.4	0.6	(33)
Total retail assets under management	$49.5	$62.9	(21)
Institutional managed assets	3.7	4.7	(21)
Total assets under management	$53.2	$67.6	(21)
AWM assets under administration	17.7	23.3	(24)
Blackmont assets under administration	6.2	9.2	(33)
Total assets under administration*	$23.9	$32.5	(26)
CI other fee-earning assets	0.9	1.5	(40)
Total fee-earning assets	$78.0	$101.6	(23)

**Includes $8.1 billion and $11.9 billion in assets managed by CI Investments and United in 2009 and 2008, respectively.*

Retail assets under management form the majority of CI's fee-earning assets and provide most of its revenue and net income. The change in assets under management during the first quarter for the past two years is detailed in the table below.

(in billions)	2009	2008
Retail assets under management at January 1	$50.8	$64.2
Gross sales	2.1	3.5
Redemptions	1.9	3.0
Net sales	0.2	0.5
Market performance	(1.5)	(1.8)
Retail assets under management at March 31	$49.5	$62.9

The table below sets out the levels and change in CI's average retail assets under management and the gross and net sales for the relevant periods. As most of CI's revenue and expenses are based on assets throughout the year, average asset levels are critical to the analysis of CI's financial results. The change in CI's average retail assets from both the comparable periods is the result of negative market performance offset by positive net sales.

(in billions)	Quarter ended March 31, 2009	Quarter ended December 31, 2008	Quarter ended March 31, 2008
Average retail AUM	$48.681	$50.380	$61.818
Change (consecutive/year-over-year)	-3.4%/-21.3%		
Gross sales	$2.1	$2.5	$3.5
Net sales	$0.2	($0.1)	$0.5

Industry net sales of mutual funds reported by the Investment Funds Institute of Canada (IFIC) were $3.4 billion for the three months ended March 31, 2009, down $5.7 billion from net sales of $9.1 billion in the same period last year. Total industry assets as reported by IFIC at March 31, 2009 of $497.4 billion were down 21% from $628.6 billion at March 31, 2008. Sales and assets reported by IFIC are helpful as indicators of trends affecting a significant portion of CI's business. It should be noted that IFIC figures do not include CI, as CI does not report this information to IFIC.

Results of Operations

CI reported net income of $58.8 million ($0.20 per share) for the quarter ended March 31, 2009, a decrease of 58% from the $139.4 million ($0.50 per share) reported in the quarter ended March 31, 2008 and an increase of 11% from the $53.2 million ($0.19 per share) reported in the quarter ended December 31, 2008.

The results of operations include amounts recorded for equity-based compensation expense, which varies from period to period based on CI's share price, the extent of vesting during the period and the price at which options were exercised during the period. Earnings for the quarter ended March 31, 2009 were decreased by an equity-based compensation expense of $0.8 million ($0.5 million after tax), versus a recovery of $13.8 million ($9.2 million after tax) in the quarter ended March 31, 2008 and a recovery of $0.9 million ($0.6 million after tax) in the quarter ended December 31, 2008. In the quarter ended December 31, 2008, the value of marketable securities was adjusted by $6.0 million ($5.0 million after tax) and the amortization of deferred equity units was accelerated by $3.3 million ($2.2 million after tax).

Adjusted for the above items, net income was $59.3 million ($0.20 per share) for the first quarter of 2009, down 1% from $59.8 million ($0.22 per share) for the fourth quarter of 2008 and down 54% from $130.2 ($0.47 per share) million for the first quarter of 2008.

In the quarter ended March 31, 2009, income tax expenses were $16.3 million versus a recovery of $7.5 million in the quarter ended March 31, 2008. In the quarter ended December 31, 2008, an income tax expense of $21.7 million was recorded. The expense for the current quarter includes a recovery of $8.0 million that represents the reversal of prior years provisions relating to tax issues now settled.

CI's pre-tax operating earnings, as set out in the table below, adjust for the impact of equity-based compensation and gains on marketable securities. Redemption fee revenue and the amortization of deferred sales commissions and fund contracts are also netted to remove the impact of back-end financed assets under management.

Redemption fee revenue dropped to $8.7 million in the first quarter of 2009 from $9.4 million in the fourth quarter of 2008 and $9.8 million in the first quarter of 2008. This decrease can be attributed to lower back-end asset redemption levels.

Amortization of deferred sales commissions and fund contracts increased to $39.8 million in the quarter ended March 31, 2009 from $38.8 million in the quarter ended December 31, 2008 and $34.5 million in the first quarter of 2008. The increase is a result of higher spending on deferred sales commissions, which has grown from $80 million per year in 2003 to $179 million over the past 12 months.

Pre-tax operating earnings per share were down 10% for the quarter ended March 31, 2009 compared with the quarter ended December 31, 2008, as average retail assets under management decreased 3%. Pre-tax operating earnings per share were down 29% from the comparative quarter ended March 31, 2008, as average retail assets under management decreased 21%. In both cases, a decline in CI's operating margin also contributed to the change in pre-tax operating earnings per share.

As shown in the table on the following page, EBITDA for the quarter ended March 31, 2009 was $123.9 million ($0.42 per share), compared with $128.2 million ($0.46 per share) for quarter ended December 31, 2008 and $181.5 million ($0.65 per share) for the quarter ended March 31, 2008.

Interest expenses of $6.5 million were recorded for the quarter ended March 31, 2009, compared with $11.2 million for the for the quarter ended December 31, 2008. This decrease in interest expenses reflects lower average debt levels at

Pre-Tax Operating Earnings

CI uses pre-tax operating earnings to assess its underlying profitability. CI defines pre-tax operating earnings as income before income taxes less redemption fee revenue, performance fees and investment gains, plus amortization of deferred sales commissions (DSC) and fund contracts, equity-based compensation expense, adjustments to marketable securities, and accelerated DEU amortization.

(in millions, except per share amounts)	Quarter ended March 31, 2009	Quarter ended December 31, 2008	Quarter ended March 31, 2008
Income before income taxes	$75.1	$74.9	$131.9
Less:			
Redemption fees	8.7	9.4	9.8
Performance fees	–	2.8	–
Gain on marketable securities	–	–	–
Add:			
Amortization of DSC and fund contracts	39.8	38.8	34.5
Equity-based compensation expense	0.8	(0.9)	(13.8)
Adjustment to marketable securities	–	6.0	–
Accelerated DEU amortization	–	3.3	–
Pre-tax operating earnings	$107.0	$109.9	$142.8
per share	$0.36	$0.40	$0.51

lower average borrowing rates, as discussed under "Liquidity and Capital Resources." CI's average debt level was reduced substantially in December when CI issued 15,000,000 shares. Debt is generally used to fund growth in the company and to repurchase share capital. EBITDA provides information on the results of operations prior to the impact on interest expense of such capital structure decisions and financing activities.

Asset Management Segment

The Asset Management segment of the business is CI's principal business segment and includes the operating results and financial position of CI Investments and United.

Results of Operations

The following table presents the operating results for the Asset Management segment:

(in billions)	Quarter ended March 31, 2009	Quarter ended December 31, 2008	Quarter ended March 31, 2008
Management fees	$229.1	$243.3	$301.0
Other revenue	11.3	14.0	13.1
Total revenue	$240.4	$257.3	314.1
Selling, general and administrative	45.7	49.4	43.4
Trailer fees	68.6	73.5	90.2
Amortization of deferred sales commissions and fund contracts	40.2	39.2	34.8
Other expenses	5.3	4.9	5.6
Total expenses	$159.8	$167.0	174.0
Income before taxes and non-segmented items	$80.6	$90.3	$140.1

EBITDA

CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) to assess its underlying profitability prior to the impact of its financing structure, income taxes and the amortization of deferred sales commissions, fund contracts and capital assets. This also permits comparisons of companies within the industry, before any distortion caused by different financing methods, levels of taxation and mix of business between front-end and back-end sales commission assets under management. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

(in millions, except per share amounts)	Quarter ended March 31, 2009	Quarter ended December 31, 2008	Quarter ended March 31, 2008
Net income	$58.8	$53.2	$139.4
Add (deduct):			
Interest expense	6.5	11.2	11.8
Income tax expense (recovery)	16.3	21.7	(7.5)
Amortization of DSC and fund contracts	39.8	38.8	34.5
Amortization of other items	2.5	3.3	3.3
EBITDA	$123.9	$128.2	$181.5
per share	$0.42	$0.46	$0.65
EBITDA margin (as a % of revenue)	41%	40%	46%

Revenues

Revenues from management fees were $229.1 million for the quarter ended March 31, 2009, a decrease of $71.9 million or 24% from the quarter ended March 31, 2008 and down $14.2 million or 6% from the quarter ended December 31, 2008. The decrease was mainly attributable to lower average retail assets under management, which were 21% and 3% lower than for the quarters ended March 31, 2008 and December 31, 2008, respectively. This decrease in assets is due to the significant declines in equity markets around the world. As a percentage of average retail assets under management, management fees were 1.908% for the quarter ended March 31, 2009, down from 1.958% in the first quarter of last year and 1.921% in the fourth quarter ended December 31, 2008.

Average management fee rates have decreased as a result of bond and money market funds – for which CI receives a lower management fee – forming a greater proportion of assets relative to equity funds. This change in asset mix is a result of the greater market depreciation in equity funds and a shift in investor preference to lower-risk investment products. As well, there is a continuing trend towards a higher proportion of CI's assets being Class F and Class I funds, which have lower management fees. Class F funds pay no trailer fees to advisors, who typically charge their clients a flat or asset-based fee. Class I funds, which are for institutional clients with large holdings, have reduced management fees. At March 31, 2009, there was $581.3 million and $6.0 billion in Class F and Class I funds, respectively, making up a combined 13.3% of retail assets under management. At March 31, 2008, the combined Class F and Class I funds were 12.2% of retail assets under management, with $747.0 million in Class F funds and $6.9 billion in Class I funds.

For the quarter ended March 31, 2009, other revenue was $11.3 million, decreasing from $13.1 million and $14.0 million for the quarters ended March 31, 2008 and December 31, 2008, respectively. The largest component of other revenue is redemption fees. As discussed earlier, redemption fees were $8.7 million for the quarter ended March 31, 2009, compared with $9.8 million and $9.4 million for the quarter ended March 31, 2008 and December 31, 2008, respectively

Expenses

Selling, general and administrative ("SG&A") expenses for the Asset Management segment were $45.7 million for the quarter ended March 31, 2009, a decrease from $49.4 million for the quarter ended December 31, 2008 and a slight increase from $43.4 million for the first quarter of 2008. Included in SG&A are expenses relating to CI's equity-based compensation plan. The equity-based compensation expense within the Asset Management segment was $0.8 million for the quarter ended March 31, 2009, compared with a recovery of $1.1 million for the quarter ended December 31, 2008. The equity-based compensation recovery for the quarter ended March 31, 2008 was $14.3 million.

Based on the price per CI share of $14.50 at December 31, 2008, the potential payment on all vested equity-based compensation outstanding, plus the proportion of unvested amounts, was $0.1 million. Based on the price per CI share of $13.99 at March 31, 2009 and the options that vested during the three-month period, the equity-based compensation liability increased by $0.7 million to $0.8 million. Although CI acknowledges that the equity-based compensation expense is clearly a cost of business that is tied to the performance of CI's share price, the financial results presented hereinafter both include and exclude the expense to aid the reader in conducting a comparative analysis.

SG&A expenses, net of the amount related to equity-based compensation ("net SG&A"), were $44.9 million for the quarter ended March 31, 2009, down 5% from $47.1 million for the quarter ended December 31, 2008 and down 22% from $57.7 million for the quarter ended March 31, 2008. The decrease is a result of management's actions to control expenses during the recent market downturn.

As a percentage of average retail assets under management, net SG&A expenses were 0.37% for the quarter ended March 31, 2009 – in line with the quarter ended December 31, 2008 and lower than the quarter ended March 31, 2008.

Trailer fees decreased to $68.6 million for the quarter ended March 31, 2009 from $90.2 million for the quarter ended March 31, 2008 and $73.5 million for the quarter ended December 31, 2008. Net of intersegment amounts, this expense decreased to $65.7 million for the quarter ended March 31, 2009 from $85.9 million for the first quarter of 2008 and $70.7 million for the fourth quarter of 2008. As a percentage of average retail assets under management, trailer fees were 0.55% in the first quarter of 2009, down from 0.56% in the prior quarter and the comparable quarter in 2008.

For the quarter ended March 31, 2009, CI's operating profit margin on the Asset Management segment, as a percentage of average retail assets under management adjusted for equity-based compensation expense, was 0.987%, down from 1.025% for the first quarter last year and 0.990% in the fourth quarter last year. In both cases, the decline was primarily a result of lower management fees.

Generally, CI's margins have been in a gradual downward trend. Increasing competition and changes in the product platforms through which an increasing amount of funds are sold have pushed average management fee rates lower. In recent years, an increasing proportion of funds have been sold with a front-end sales charge, which have higher trailer fees and contribute to a decline in margins. However, this quarter, the decline in management fee and trailer fee rates was primarily a result of an increase in the percentage of assets in money market funds and Class I funds relative to CI's total assets under management. While CI has historically been able to limit growth in SG&A expenses below the growth in assets under management in order to mitigate the decline in its margins, this is particularly difficult in periods when assets under management decline significantly in a short period of time.

Operating Profit Margin

CI monitors its operating profitability on retail assets under management within its Asset Management segment by measuring the operating profit margin, which is defined as management fees from funds less trailer fees and SG&A expenses net of equity-based compensation expense (recovery), calculated as a percentage of average retail assets under management.

(as a % of average retail AUM)	Quarter ended March 31, 2009	Quarter ended December 31, 2008	Quarter ended March 31, 2008
Management fees	1.908	1.921	1.958
Less:			
Trailer fees	0.547	0.559	0.558
Net SG&A expenses	0.374	0.372	0.375
Operating profit margin	0.987	0.990	1.025

Commissions paid from CI's cash resources on the sale of funds sold on a deferred sales charge basis are, for financial reporting purposes, amortized evenly over 36 months (low load) or 84 months (full load) immediately following the sale of the funds. The actual cash payment in any period is reported in the Consolidated Statements of Cash Flows under Investing Activities. Amortization of deferred sales commissions was $39.4 million for the quarter ended March 31, 2009, up from $34.0 million in the same quarter last year and $38.4 million in the previous quarter. The increase is consistent with the increase in deferred sales commissions paid in the last several years.

Other expenses were $5.3 million for the quarter ended March 31, 2009, compared to $4.9 million in the last quarter and $5.6 million in the quarter ended March 31, 2008. The largest component of other expenses relates to expenses within KBSH. Also included in other expenses are distribution fees to limited partnerships and capital taxes.

Income before income taxes and interest expense for CI's principal segment was $80.6 million for the quarter ended March 31, 2009, compared with $140.1 million in the same period last year and $90.3 million in the previous quarter. The decline from both the previous quarter and the comparable quarter last year is primarily due to lower revenues as a result of the decline in the average retail assets under management.

Asset Administration Segment

The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including ACM and AFM.

Results of Operations

The table that follows presents the operating results for the Asset Administration segment:

(in millions)	Quarter ended March 31, 2009	Quarter ended December 31, 2008	Quarter ended March 31, 2008
Administration fees	$73.1	$82.0	$101.4
Other revenue	9.5	8.4	9.2
Total revenue	$82.6	$90.4	$110.6
Selling, general and administrative	30.7	30.5	34.4
Investment dealer fees	47.3	53.4	70.9
Amortization of fund contracts	0.4	0.3	0.4
Other expenses	2.5	2.5	2.7
Total expenses	$80.9	$86.7	$108.4
Income before taxes and non-segmented items	$1.7	$3.7	$2.2

The Asset Administration segment had income before income taxes and non-segmented items of $1.7 million for the quarter ended March 31, 2009, a decline from income of $2.2 million for the quarter ended March 31, 2008 and $3.7 million for the quarter ended December 31, 2008. This decrease is primarily the result of lower revenues resulting from the decline in assets under administration along with a smaller proportionate decrease in expenses.

Revenues

Administration fees are earned on assets under administration in the AWM and Blackmont business and from the administration of third-party business. These fees were $73.1 million for the quarter ended March 31, 2009, a decrease of 28% from $101.4 million for the same period last year and 11% from the prior quarter. Net of intersegment amounts, administration fee revenue was $51.7 million for the quarter ended March 31, 2009, down from $74.4 million for the quarter ended March 31, 2008 and $58.7 million in the previous quarter. The decrease was mainly attributable to lower assets under administration, which were 26% and 3% lower for the quarters ended March 31, 2008 and December 31, 2008, respectively. This decrease in assets is due to the significant declines in equity markets around the world. Furthermore, lower revenues were a result of a reduction in fee revenue in the capital markets division of Blackmont. Administration fees should be considered in conjunction with investment dealer fees, an expense that represents the payout to financial advisors.

Other revenues earned by the Asset Administration segment are mainly comprised of interest income on cash balances, fees related to registered accounts and foreign exchange gains and losses. For the quarter ended March 31, 2009, other revenues were $9.5 million, increasing from $9.2 million for the first quarter last year and from $8.4 million in the fourth quarter of 2008.

Expenses

Investment dealer fees are the direct costs attributable to the operation of the AWM and Blackmont dealerships, including payments to financial advisors based on the revenues generated from assets under administration. These fees decreased as a result of lower revenues and were $47.3 million for the quarter ended March 31, 2009, compared to $53.4 million for the fourth quarter ended December 31, 2008 and $70.9 million for the same period last year.

As detailed in the table below, dealer gross margin was $25.8 million or 35.3% of administration fee revenue for the quarter ended March 31, 2009, compared to $28.6 million or 34.9% in the previous quarter and $30.5 million or 30.1% for the same quarter last year. The increase in year-over-year gross margin is a result of a decrease in variable compensation in the capital markets division of Blackmont and a reduction in advisor grid payouts as lower rates are paid on lower revenue levels. The compensation directly tied to fee revenue is lower at Blackmont (where SG&A costs are generally paid by Blackmont) than at AWM (where SG&A costs are generally borne by advisors). These two businesses have different business models and are operated separately, sharing certain key infrastructure and services at CI.

Dealer Gross Margin

CI monitors its operating profitability on the revenues earned within its Asset Administration segment by measuring the dealer gross margin, which is calculated as administration fee revenue less investment dealer fees, divided by administration fee revenue. CI uses this measure to assess the margin remaining after the payout to advisors.

(in millions)	Quarter ended March 31, 2009	Quarter ended December 31, 2008	Quarter ended March 31, 2008
Administration fees	$73.1	$82.0	$101.4
Less:			
Investment dealer fees	47.3	53.4	70.9
	$25.8	$28.6	$30.5
Dealer gross margin	35.3%	34.9%	30.1%

Selling, general and administrative ("SG&A") expenses for the segment were $30.7 million for the three months ended March 31, 2009, slightly higher than the $30.5 million expense in the fourth quarter of 2008 and down from $34.4 million in the same period last year. The year-over-year decrease is primarily a result of management's actions to control expenses during recent market volatility.

Liquidity and Capital Resources

The balance sheet for CI at March 31, 2009 reflects total assets of $3.593 billion, a decrease of $1.7 million from $3.595 billion at December 31, 2008. This change can be attributed to an increase in current assets of $17.1 million and a decrease in long-term assets of $18.8 million. CI's cash and cash equivalents balance decreased by $28.8 million in the quarter ended March 31, 2009.

CI generates significant cash flow from its operations. Cash flow provided by operating activities was $82.1 million for the quarter ended March 31, 2009. Excluding the change in working capital, cash flow from operations was $125.1 million. There were no dividends paid during the quarter.

As CI converted back to a corporate structure on January 1, 2009, there is no longer a requirement to pay out substantially all of its cash flow. At current levels of cash flow and anticipated dividend payout rates, CI would produce considerable excess cash in order to meet its obligations and pay down debt.

CI did not purchase nor dispose of marketable securities during the first quarter of 2009. The fair value of marketable securities at March 31, 2009 was $9.8 million. Marketable securities are comprised of seed capital investments in its funds and other strategic investments.

Accounts receivable and prepaid expenses decreased to $256.2 million at March 31, 2009 from $276.9 million at December 31, 2008. The decrease mainly relates to the $13.0 million receivable in performance fees at December 31, 2008, which was received during the quarter. Furthermore, receivables decreased due to lower revenues earned during the quarter compared to the prior quarter. During the period ending March 31, 2009, future income tax assets increased by $0.2 million as a result of the $0.8 million increase in the equity-based compensation liability.

During the three-month period ended March 31, 2009, long-term assets decreased primarily as a result of a $21.4 million decrease in other assets. The decrease mainly relates to the receipt of $10.0 million of a long-term receivable and a reclassification of $6.5 million from long-term receivable to current receivable.

Liabilities decreased by $1.1 million during the quarter ended March 31, 2009. The main contributor of this change is the $68.4 million repayment of long-term debt offset by the $47.0 million increase in dividends payable. Current income taxes payable decreased by $10.0 million, primarily due to the $8.0 million tax recovery as discussed above. Future income taxes payable increased by $23.3 million mainly due to the utilization of $59 million in tax losses and the increase in deferred sales commissions. In addition, the equity-based compensation liability increased by $0.8 million, as there were more options vested at the end of March 31, 2009.

CI paid down $68.4 million of its credit facility during the quarter ended March 31, 2009, decreasing long-term debt. At March 31, 2009, CI had drawn $931 million at an average rate of 2.32%, compared with $999.4 million drawn at an average rate of 3.17% at December 31, 2008. Net of cash and marketable securities, debt was $869.9 million at March 31, 2009, versus $908.5 million at December 31, 2008.

Principal repayments on CI's credit facility are only required under the facility should the banks decide not to renew the facility on its anniversary, in which case 50% of the principal would be repaid in eight equal calendar quarterly instalments with the balance payable two years following the first quarterly instalment. These payments would be payable beginning June 30, 2009 should the banks not renew the facility. The current limit on the facility is $1.25 billion.

CI's current ratio of debt to EBITDA is 1.9:1. CI is comfortable with this ratio and has a long-term target of 1:1. CI expects that, absent acquisitions in which debt is increased, the amount of debt incurred to finance growth will fall below the amount of increase in EBITDA and the ratio of debt to EBITDA will trend lower. CI's current debt service ratio is 19.3.

CI is within its financial covenants with respect to its credit facility, which requires that the debt service ratio remain above 1.5, the debt to EBITDA ratio remain below 2.5:1, and assets under management not fall below $45 billion for a period of seven consecutive business days.

CI's main uses of capital are the financing of deferred sales commissions, the payment of dividends on its shares, the funding of capital expenditures and the repurchase of shares through its normal course issuer bid program.

CI paid sales commissions of $44.1 million in the quarter ended March 31, 2009. This compares to $55.7 million in the quarter ended March 31, 2008. The amount of deferred sales commissions incurred in the three-month period ended March 31, 2009 relates to sales of back-end load shares of approximately $294 million per month.

During the quarter ended March 31, 2009, CI incurred capital expenditures of $0.9 million, primarily for computer hardware and software. While CI has recently delayed certain capital expenditures, key initiatives are continuing and capital expenditures in 2009 should approximate the levels of prior years.

Shareholders' equity decreased $0.6 million in the quarter ended March 31, 2009. During the three-month period, CI repurchased shares under its normal course issuer bid at a cost of $12.4 million. CI declared dividends of $47.0 million ($nil paid), which was less than net income for the quarter ended March 31, 2009 by $11.8 million. CI has indicated that future dividend levels are expected to be $0.05 per share per month, or approximately $175 million per year.

Risk Management

The disclosures below provide an analysis of the risk factors affecting CI's business operations.

Market Risk

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, equity and commodity prices. A description of each component of market risk is described below:

- Interest rate risk is the risk of gain or loss due to the volatility of interest rates.
- Foreign exchange rate risk is the risk of gain or loss due to volatility of foreign exchange rates.
- Equity risk is the risk of gain or loss due to the changes in the prices and the volatility of individual equity instruments and equity indexes.

CI's financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, management fees and revenues, which would reduce cash flow to CI and ultimately CI's dividends.

Asset Management Segment

CI is subject to market risk throughout its Asset Management business segment. The following is a description of how CI mitigates the impact this risk has on its financial position and operating earnings.

Management of the Asset Management segment's market risk is the responsibility of the Chief Compliance Officer, who reports to CI's senior management. The Compliance group has established a control environment that ensures risks are reviewed regularly and that risk controls throughout CI are operating in accordance with regulatory requirements. The Compliance group carefully reviews the exposure to interest rate risk, foreign currency risk and equity risk by monitoring and identifying any potential market risks to CI's senior management. When a particular market risk is identified, portfolio managers of the funds are directed to mitigate the risk by reducing their exposure.

At March 31, 2009, approximately 20% of CI's assets under management were held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI estimates that a 50 basis point change in the value of these securities would cause a change of $0.6 million in annual pre-tax earnings in the Asset Management segment.

At March 31, 2009, close to 68% of CI's assets under management were based in Canadian currency, which diminishes the exposure to foreign exchange risk. However, approximately 13% of CI's assets under management were based in U.S. currency at March 31, 2009. Any change in the value of the Canadian dollar relative to the U.S. currency will cause fluctuations in CI's assets under management upon which CI's management fees are calculated. CI estimates that a 10% change in Canadian/U.S. exchange rates would cause a change of $7.9 million in the Asset Management segment's annual pre-tax earnings.

About 65% of CI's assets under management were held in equity securities at March 31, 2009, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of these individuals' expertise in particular market niches, sectors and products and to reduce issuer-specific risk through diversification. CI estimates that a 10% change in the prices of equity indexes would cause a change of $39.5 million in annual pre-tax earnings.

Asset Administration Segment

CI's Asset Administration business is exposed to market risk. The following is a description of how CI mitigates the impact this risk has on its financial position and results of operations.

Risk management for the Asset Administration segment is the responsibility of the Chief Compliance Officer and senior management. Responsibilities include ensuring policies, processes and internal controls are in place and in accordance with regulatory requirements. CI's internal audit department reviews CI's adherence to these policies and procedures.

CI's operating results are not materially exposed to market risk impacting the asset administration segment given that this segment usually generates about 2% of the total income before non-segmented items (this segment had income of $1.7 million before income taxes for the quarter ended March 31, 2009). Investment advisors regularly review their client portfolios to assess market risk and consult with clients to make appropriate changes to mitigate it. The effect of a 10% change in any component of market risk (comprised of interest rate risk, foreign exchange risk and equity risk) would have resulted in a change of less than $1 million to the Asset Administration segment's pre-tax earnings.

Credit Risk

Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries as well as issuers whose securities are held by CI. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. CI does not have a significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of each individual counterparty and holding collateral where appropriate.

One of the primary sources of credit risk to CI arises when CI extends credit to clients to purchase securities by way of margin lending. Margin loans are due on demand and are collateralized by the financial instruments in the client's account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI's internal credit policy. Credit risk is managed by dealing with counterparties CI believes to be creditworthy and by actively monitoring credit and margin exposure and the financial health of the counterparties. CI has concluded that current economic and credit conditions have not significantly impacted its financial assets.

Changes in Economic, Political and Market Conditions

CI's performance is directly affected by financial market and political conditions, including the legislation and policies of governments. The financial markets and businesses operating in the securities industry are volatile and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the

future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, fees and/or revenues, which would reduce cash flow to CI.

Investment Performance of the Funds

If the funds managed by CI are unable to achieve investment returns that are competitive with or superior to those achieved by other comparable investment products offered by CI's competitors, such funds may not attract assets through gross sales or may experience redemptions, which may have a negative impact on CI's assets under management. This would have a negative impact on CI's revenue and profitability.

Competition

CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, the strength and continuity of institutional, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have greater capital and other resources, and offer more comprehensive lines of products and services than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI's competitors. Additionally, there are few barriers to entry by new investment management firms, and the successful efforts of new entrants has resulted in increased competition. CI's competitors seek to expand market share by offering different products and services than those offered by CI. There can be no assurance that CI will maintain its current standing in the market or its current market share, and that may adversely affect the business, financial condition or operating results of CI.

Management Fees and Other Costs

CI's ability to maintain its management fee structure will be dependent on its ability to provide investors with products and services that are competitive. There can be no assurance that CI will not come under competitive pressure to lower the fees charged or that it will be able to retain the current fee structure, or with such fee structure, retain its investors in the future. Changes to management fees, commission rates, structures or service fees related to the sale of mutual funds and closed-end funds could have an adverse effect on CI's operating results. By reason of CI's implementation in 2005 of fixed administration fees for its mutual funds, a significant decrease in the value of the relevant funds, in combination with the fixed administration fees, could reduce margins and have an adverse effect on CI's operating results.

Risks of Significant Redemptions of CI's Assets Under Management

CI earns revenue primarily from management fees earned for advising and managing pools of assets. These revenues depend largely on the value and composition of mutual fund assets under management. The level of assets under management is influenced by three factors: (i) sales; (ii) redemption rates; and (iii) investment performance. Sales and redemptions may fluctuate depending on market and economic conditions, investment performance, and other factors. Recent market volatility has contributed to significant redemptions and diminished sales for participants in the Canadian wealth management industry.

Administration Vulnerability and Error

The administrative services provided by CI depend on software supplied by third-party suppliers. Failure of a key supplier, the loss of these suppliers' products, or problems or errors related to such products would have a material adverse effect on the ability of the CI to provide these administrative services. Changes to the pricing arrangement with such third-party suppliers because of upgrades or other circumstances could have an adverse effect upon the profitability of the CI. There can be no assurances that the CI's systems will operate or that the CI will be able to prevent an extended systems failure in the event of a subsystem component or software failure or in the event of an earthquake, fire or any other natural disaster, or a power or telecommunications failure. Any systems failure that causes interruptions in the operations of the CI could have a material adverse effect on its business, financial condition and operating results. CI may also experience losses in connection with employee errors. Although expenses incurred by CI in connection with employee errors have not been significant in the past, there can be no assurances that these expenses will not increase in the future.

Sufficiency of Insurance

Members of CI maintain various types of insurance which may include financial institution bonds, errors and omissions insurance, directors', trustees' and officers' liability insurance, agents' insurance and general commercial liability insurance. There can be no assurance that a claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost or that any insurer will not dispute coverage of certain claims due to ambiguities in the relevant policies. A judgment against any member of CI in excess of available coverage could have a material adverse effect on CI both in terms of damages awarded and the impact on the reputation of CI.

Regulation of CI

Certain subsidiaries of CI are heavily regulated in all jurisdictions where they carry on business. Laws and regulations applied at the national and provincial level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI's business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary's operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI's product or services or CI's investment strategies cause or contribute to reduced sales of CI's products or lower margins or impair the investment performance of CI's products, CI's aggregate assets under management and its revenues may be adversely affected.

General Business Risk and Liability

Given the nature of CI's business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or expulsion from a self-regulatory organization or the suspension or revocation of CI's subsidiaries' right to carry on their existing business. CI may incur significant costs in connection with such potential liabilities.

Leverage and Restrictive Covenants

The ability of CI to pay dividends or make other payments is subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of CI and its subsidiaries (including CI's credit facility). The degree to which CI is leveraged could have important consequences to shareholders, including: CI's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; CI may be unable to refinance indebtedness on terms acceptable to it or at all; and a significant portion of CI's cash flow from operations may be dedicated to the payment of the principal and interest on its indebtedness, thereby reducing the funds available for future operations. The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in CI's credit facility could result in a default which, if not cured or waived, could result in a termination of dividends by CI and permit acceleration of the relevant indebtedness. If the indebtedness under CI's current credit facility were to be accelerated, there can be no assurance that CI's assets would be sufficient to repay in full that indebtedness. In addition, CI's current credit facility matures no later than the fourth anniversary thereof (unless the bank elects to extend the term at its annual renewal). There can be no assurance that future borrowings or equity financing will be available to CI, or available on acceptable terms, in an amount sufficient to fund CI's needs.

Fluctuation of Cash Dividends

Although CI intends to distribute some portion of the income it earns, there can be no assurance regarding the amount of cash dividends distributed upstream from its subsidiaries. The actual amount of dividends paid depends upon numerous factors, all of which are susceptible to a number of risks and other factors beyond the control of CI. Dividends are not guaranteed and will fluctuate with the performance of the business.

Share Price Risk

Share price risk arises from the potential adverse impact on CI's earnings due to movements in CI's share price. CI's equity-based compensation liability is directly affected by fluctuations in CI's share price. CI's senior management actively manages equity risk by employing a number of techniques. This includes closely monitoring fluctuations in CI's share price and purchasing CI shares at optimal times on the open market for the trust created solely for the purposes of holding CI shares for CI's equity-based compensation. As well, CI has in the past entered into total return swap transactions to mitigate its exposure to the price of CI shares and the resulting fluctuations in its equity based compensation. The effect of a $1.00 change in CI's share price at March 31, 2009 would have resulted in a change of approximately $0.4 million in equity-based compensation.

Related Party Transactions

CI entered into transactions related to the advisory and distribution of its mutual funds with Bank of Nova Scotia ("Scotiabank"). These transactions were in the normal course of operations and were recorded at the agreed upon exchange amounts. During the quarter ended March 31, 2009, CI incurred charges for deferred sales commissions of $0.6 million and trailer fees of $1.3 million which were paid or payable to Scotiabank. The balance payable to Scotiabank as at March 31, 2009 of $0.5 million is included in accounts payable and accrued liabilities.

Scotiabank is the administrative agent for CI's revolving credit facility. As at March 31, 2009, CI had drawn $931.0 million against this facility (versus $999.4 million at December 31, 2008) in the form of bankers' acceptances ($924.0 million compared to $990.0 million at December 31, 2008) and a prime rate loan ($7.0 million versus $9.4 million at December 31, 2008). During the three months ended March 31, 2009, interest, standby and stamping fees of $6.3 million was recorded as interest expense.

During 2008, CI provided a demand loan to one of its managed funds pursuant to a promissory note agreement. The loan facility is for a maximum of $50 million and interest is calculated at market rates. The loan is secured by the assets of the fund. As at March 31, 2009, $35.5 million (compared to $32.6 million at December 31, 2008) is outstanding, including accrued interest, and is included in accounts receivable and prepaid expenses. During the three months ended March 31, 2009, interest of $0.5 million was recorded and included in other income, compared to $0.3 million for the quarter ended December 31, 2008.

Share Capital

As at March 31, 2009, CI had 292,517,670 shares outstanding.

At March 31, 2009, 7.4 million options to purchase shares were outstanding, of which 2.3 million options were exercisable.

Contractual Obligations

The table that follows summarizes CI's contractual obligations at March 31, 2009.

PAYMENTS DUE BY PERIOD

(millions)	Total	Less than 1 year	2	3	4	5	5 or more years
Long-term debt	$931.0	$232.8	$232.8	$465.4	$–	$–	$–
Operating leases	49.9	17.7	11.7	7.5	5.4	4.0	3.6
Total	$980.9	$250.5	$244.5	$472.9	$5.4	$4.0	$3.6

Significant Accounting Estimates

The consolidated interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles. For a discussion of all significant accounting policies, refer to Note 1 of the Notes to the Consolidated Financial Statements included in CI's 2008 Annual Report. CI's ongoing review of the fair value of financial instruments resulted in a writedown of $5 million in the third quarter and a writedown of $6 million in the fourth quarter of 2008. CI carries significant goodwill and intangible assets on its balance sheet. CI uses valuation models that use estimates of future market returns and sales and redemptions of investment products as the primary determinants of fair value. CI has reassessed these key variables in light of the current economic climate. Estimates of sales and redemptions are very likely to change as economic conditions either improve or deteriorate, whereas estimates of future market returns are less likely to do so. The models are most sensitive to current levels of assets under management and

administration as well as estimates of future market returns. While these balances are not currently impaired, a decline of 10% in the fair value of certain models may result in an impairment of goodwill or other intangibles recorded on the balance sheet.

Changes in Significant Accounting Policies

On January 1, 2009, CI adopted CICA Handbook Section 3064, *Goodwill and Intangible Assets* which replaces Section 3062, *Goodwill and Other Intangible Assets* and 3450, *Research and Development Costs*. Section 3064 provides revised guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. These standards did not have an impact on the financial position or results of operations of CI.

Effective January 1, 2009, CI adopted retrospectively without restatement, the CICA Emerging Issues Committee Abstract EIC-173, *Credit Risk and the Fair Value of Financial Assets and Liabilities*. EIC-173 requires CI's own credit risk and the credit risk of the counterparty to be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. The adoption of EIC-173 did not have a material impact on the financial position or results of operations of CI.

Future Accounting Changes

The Canadian Accounting Standards Board ("AcSB"), recently confirmed that effective January 1, 2011, all publicly listed companies will be required to prepare interim and annual financial reports in accordance with International Financial Reporting Standards ("IFRS"). These standards will replace Canadian generally accepted accounting principles ("GAAP"). CI is developing a comprehensive plan to assess the impact the changeover to IFRS in 2011 will have on its financial statements. In February 2008, the AcSB confirmed that all Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for years beginning on or after January 1, 2011. CI will adopt IFRS for the year beginning January 1, 2011 and will present the interim and annual consolidated financial statements including comparative 2010 financial statements in accordance with IFRS.

CI has developed a transition plan for the changeover to IFRS. During the second quarter of 2009, CI intends to complete its assessment of the impact IFRS has on accounting policies and implementation decisions; information technology and data systems; financial statement presentation and disclosures; internal control over financial reporting; disclosure controls and procedures and business activities including the impact on debt covenants. Following this assessment, an implementation plan will be developed to transition CI's financial reporting process, including internal controls and information systems to IFRS. During 2010, CI will internally report its financial results in accordance with IFRS in preparation of adoption on January 1, 2011.

CI is currently in the process of assessing the differences between IFRS and Canadian GAAP, as well as the alternatives available upon adoption. The impact these differences may have on the financial results has not been yet been determined and will be an ongoing process as the International Accounting Standards Board and the AcSB issue new standards and recommendations.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer have designed or caused the design of the Internal Controls over Financial Reporting ("ICFR") and Disclosure Controls and Procedures. There has been no material weaknesses identified relating to the design of the ICFR and there has been no changes to CI's internal controls for the quarter ended March 31, 2009 that has materially affected or is reasonably likely to materially affect the internal controls over financial reporting.

Additional information relating to CI, including the most recent audited financial statements, management information circular and annual information form are available on SEDAR at www.sedar.com.

Financial Statements

Consolidated Statements of Income and Comprehensive Income (unaudited)

for the three-month period ended March 31

[in thousands of dollars, except per share amounts]	**2009** **$**	2008 $
REVENUE		
Management fees	**229,078**	301,005
Administration fees	**51,680**	74,431
Redemption fees	**8,697**	9,758
Loss on sale of marketable securities	**–**	(4)
Other income *[note 7]*	**12,106**	12,524
	301,561	397,714
EXPENSES		
Selling, general and administrative	**76,445**	77,790
Trailer fees	**65,690**	85,869
Investment dealer fees	**30,271**	47,406
Amortization of deferred sales commissions and fund contracts	**39,798**	34,528
Interest *[note 7]*	**6,457**	11,792
Other	**7,798**	8,420
	226,459	265,805
Income before income taxes	**75,102**	131,909
Provision for (recovery of) income taxes		
Current	**(6,916)**	2,035
Future	**23,218**	(9,498)
	16,302	(7,463)
Net income for the period	**58,800**	139,372
Other comprehensive loss, net of tax		
Unrealized loss on available-for-sale financial assets, net of income taxes of $(134) [2008 – $(621)]	**(798)**	(3,223)
Total other comprehensive loss, net of tax	**(798)**	(3,223)
Comprehensive income	**58,002**	136,149
Basic and diluted earnings per share *[note 5(d)]*	**$0.20**	$0.50

(see accompanying notes)

Consolidated Statements of Cash Flows (unaudited)

for the three-month period ended March 31

(in thousands of dollars)	**2009** **$**	2008 $
OPERATING ACTIVITIES		
Net income for the period	**58,800**	139,372
Add (deduct) items not involving cash		
Loss on sale of marketable securities	**–**	4
Equity-based compensation	**751**	(15,877)
Amortization of deferred sales commissions and fund contracts	**39,798**	34,528
Amortization of other	**2,568**	3,275
Future income taxes	**23,218**	(9,498)
	125,135	151,804
Net change in non-cash working capital balances related to operations	**(43,020)**	21,809
Cash provided by operating activities	**82,115**	173,613
INVESTING ACTIVITIES		
Purchase of marketable securities	**–**	(150)
Proceeds on sale of marketable securities	**–**	1,496
Additions to capital assets	**(901)**	(2,012)
Deferred sales commissions paid	**(44,101)**	(55,728)
Increase (decrease) in other assets	**14,918**	(1,658)
Cash used in investing activities	**(30,084)**	(58,052)
FINANCING ACTIVITIES		
Increase (decrease) in long-term debt	**(68,400)**	113,059
Repurchase of share capital *[note 5(a)]*	**(12,408)**	(69,327)
Issuance of share capital	**–**	47
Dividends paid to shareholders	**–**	(151,502)
Cash used in financing activities	**(80,808)**	(107,723)
Net increase (decrease) in cash and cash equivalents during the period	**(28,777)**	7,838
Cash and cash equivalents, beginning of period	**80,081**	55,406
Cash and cash equivalents, end of period	**51,304**	63,244
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	**4,599**	12,538
Income taxes paid	**2,323**	3,055

(see accompanying notes)

Consolidated Balanced Sheets (unaudited)

(in thousands of dollars)	**As at March 31, 2009** **$**	As at December 31, 2008 $
ASSETS		
Current		
Cash and cash equivalents	**51,304**	80,081
Client and trust funds on deposit	**392,126**	333,610
Securities owned, at market	**43,535**	34,776
Marketable securities	**9,842**	10,774
Accounts receivable and prepaid expenses *[note 7]*	**256,236**	276,938
Future income taxes	**257**	31
Total current assets	**753,300**	736,210
Capital assets, net	**28,185**	29,852
Deferred sales commissions, net of accumulated amortization of $487,468 [December 31, 2008 – $475,227]	**594,408**	588,935
Fund contracts	**1,013,587**	1,014,757
Goodwill	**1,125,884**	1,125,884
Other assets *[note 2]*	**77,463**	98,881
	3,592,827	3,594,519
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 7]*	**132,115**	164,874
Dividends payable	**46,985**	–
Client and trust funds payable	**507,461**	469,355
Securities sold short, at market	**11,805**	11,195
Income taxes payable	**5,511**	15,481
Equity-based compensation *[note 5(b)]*	**846**	95
Preferred shares issued by subsidiary	**19,927**	–
Current portion of long-term debt *[note 7]*	**232,750**	187,388
Total current liabilities	**957,400**	848,388
Long-term debt *[note 7]*	**698,251**	812,013
Preferred shares issued by subsidiary	**–**	19,678
Future income taxes	**336,038**	312,728
Total liabilities	**1,991,689**	1,992,807
Shareholders' equity		
Share capital *[note 5(a)]*	**2,004,198**	1,985,912
Contributed surplus	**23,224**	47,587
Deficit	**(424,861)**	(431,162)
Accumulated other comprehensive loss	**(1,423)**	(625)
Total shareholders' equity	**1,601,138**	1,601,712
	3,592,827	3,594,519

(see accompanying notes)

Consolidated Statements of Changes in Shareholders' Equity
for the three-month period ended March 31

(in thousands of dollars)	**2009** **$**	2008 $
SHARE CAPITAL ***[note 5(a)]***		
Balance, beginning of period	**1,985,912**	1,788,501
Issuance of share capital	**–**	47
Share repurchase, net of issuance of share capital on vesting of deferred equity units	**18,286**	(7,510)
Balance, end of period	**2,004,198**	1,781,038
CONTRIBUTED SURPLUS		
Balance, beginning of period	**47,587**	39,300
Compensation expense for deferred equity unit plan	**817**	17,231
Issuance of share capital on vesting of deferred equity units	**(25,180)**	(10,802)
Balance, end of period	**23,224**	45,729
DEFICIT		
Balance, beginning of period	**(431,162)**	(377,983)
Net income for the period	**58,800**	139,372
Cost of shares repurchased in excess of stated value	**(5,514)**	(51,015)
Dividends declared	**(46,985)**	(133,786)
Balance, end of period	**(424,861)**	(423,412)
ACCUMULATED OTHER COMPREHENSIVE LOSS		
Balance, beginning of period	**(625)**	849
Other comprehensive loss	**(798)**	(3,223)
Balance, end of period	**(1,423)**	(2,374)
Net change in shareholders' equity during the period	**(574)**	(49,686)
Shareholders' equity, beginning of period	**1,601,712**	1,450,667
Shareholders' equity, end of period	**1,601,138**	1,400,981

(see accompanying notes)

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

March 31, 2009 and 2008

CI Financial Corp. ["CI"] is incorporated under the laws of the Province of Ontario. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning. CI also participates in the underwriting of securities transactions, institutional sales and principal trading.

On January 1, 2009, CI Financial Income Fund converted, by way of a Plan of Arrangement [the "Conversion"], to a corporation known as CI Financial Corp. Under the Conversion, unitholders of CI Financial Income Fund exchanged each of their trust units ["Trust unit"] and Class B limited partner units of Canadian International LP ["Exchangeable LP unit"] for common shares of CI Financial Corp. on a one-for-one basis.

These consolidated financial statements reflect CI as a corporation subsequent to December 31, 2008 and as an income trust prior to the Conversion. All references to "shares" refer collectively to the common shares subsequent to December 31, 2008 and to Trust and Exchangeable LP units prior to the Conversion. All references to "dividends" refer collectively to payments to shareholders subsequent to December 31, 2008 and to unitholders prior to the Conversion. These consolidated financial statements of CI have been prepared using the continuity of interest in the assets, liabilities and operations of CI Financial Income Fund.

1. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"], except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements.

Change in Accounting Policies

On January 1, 2009, CI adopted CICA Handbook Section 3064, *Goodwill and Intangible Assets* which replaces Section 3062, *Goodwill and Other Intangible Assets* and 3450, *Research and Development Costs.* Section 3064 provides revised guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. These standards did not have an impact on the financial position or results of operations of CI.

Effective January 1, 2009, CI adopted retrospectively without restatement, the CICA Emerging Issues Committee Abstract EIC-173, *Credit Risk and the Fair Value of Financial Assets and Liabilities.* EIC-173 requires CI's own credit risk and the credit risk of the counterparty to be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. The adoption of EIC-173 did not have a material impact on the financial position or results of operations of CI.

2. FINANCIAL INSTRUMENTS

Financial instruments have been classified on a basis consistent with the presentation in the 2008 audited consolidated financial statements.

In February 2009, other assets classified as available-for-sale of $8,176 was repaid.

3. RISK MANAGEMENT

CI's financial instruments are exposed to the risks as disclosed in the 2008 audited consolidated financial statements. There has been no significant change to these risk factors during the three months ended March 31, 2009.

4. CAPITAL MANAGEMENT

CI's objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants and minimum regulatory capital requirements. As at March 31, 2009, CI met its current covenant and capital requirements.

CI's capital consists of the following:

	As at March 31, 2009	As at December 31, 2008
	$	$
Shareholders' equity	1,601,138	1,601,712
Long-term debt	931,001	999,401
Preferred shares issued by subsidiary	19,927	19,678
Total capital	**2,552,066**	2,620,791

5. SHARE CAPITAL

[a] Authorized and issued

A summary of the changes to CI's share capital pursuant to the Conversion from an income trust to a corporation on January 1, 2009 is as follows:

Units	**Number of units (in thousands)**	**$**
Trust units, balance, December 31, 2008	**234,757**	**1,634,200**
Conversion to CI common shares	(234,757)	(1,634,200)
Trust units, balance, March 31, 2009	**–**	**–**
Exchangeable LP units, balance, December 31, 2008	**57,736**	**351,712**
Conversion to CI common shares	(57,736)	(351,712)
Exchangeable LP units, balance, March 31, 2009	**–**	**–**

Common Shares	Number of shares (in thousands)	$
Authorized:		
An unlimited number of common shares of CI		
Issued:		
Balance, December 31, 2008	–	–
Conversion from Trust units	234,757	1,634,200
Conversion from Exchangeable LP units	57,736	351,712
Common Share repurchase	(990)	(6,894)
Issuance of share capital on vesting of deferred equity units	1,015	25,180
Balance, March 31, 2009	**292,518**	**2,004,198**

[b] Employee incentive stock option plan

A summary of the changes in CI's Employee Stock Option Plan is as follows:

	Number of options (in thousands)	Weighted average exercise price $
Options outstanding, December 31, 2008	**3,438**	**17.03**
Options granted	4,084	11.60
Options cancelled	(136)	41.14
Options outstanding, March 31, 2009	**7,386**	**13.58**
Options exercisable, March 31, 2009	**2,328**	**17.48**

Options outstanding and exercisable as at March 31, 2009 are as follows:

Exercise price $	Number of options outstanding (in thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (in thousands)
11.60	4,084	4.9	–
12.57	973	4.7	–
15.59	425	0.1	425
17.04	647	1.2	647
18.15	1,207	1.3	1,207
18.94	14	1.8	14
19.34	2	1.1	2
20.02	5	1.6	5
23.06	10	1.9	10
23.09	3	2.6	2
26.70	8	0.8	8
29.95	3	0.4	3
33.20	5	0.1	5
11.60 to 33.20	**7,386**	**3.7**	**2,328**

[c] Compensation trust

A summary of the changes in the DEU Awards outstanding and the common shares repurchased by the compensation trust for the DEU Plan is as follows:

	Number of DEU's (in thousands)
DEU Awards outstanding, December 31, 2008	**2,000**
Granted	171
Vested	(1,015)
DEU Awards outstanding, March 31, 2009	**1,156**

Common shares held by the compensation trust, December 31, 2008	**2,111**
Released on vesting	(1,015)
Common shares held by the compensation trust, March 31, 2009	**1,096**

[d] Basic and diluted earnings per share

The weighted average number of common shares outstanding were as follows:

(in thousands)	**Three months ended March 31, 2009**	Three months ended March 31, 2008
Basic	**293,187**	279,606
Diluted	**294,336**	280,367

[e] Maximum share dilution

The following table presents the maximum number of common shares that would be outstanding if all the outstanding options as at April 30, 2009 were exercised:

(in thousands)	**$**
Common shares outstanding at April 30, 2009	292,479
DEU Awards outstanding	1,040
Options to purchase common shares	7,248
	300,767

6. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and financial position of CI Investments and United excluding AWM, which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

March 31, 2009 and 2008

Segmented information for the three-month period ended March 31 is as follows:

	Asset Management		Asset Administration	
	Three months ended March 31, 2009	Three months ended March 31, 2008	**Three months ended March 31, 2009**	Three months ended March 31, 2008
	$	$	**$**	$
Management fees	**229,078**	301,005	–	–
Administration fees	**–**	–	**73,125**	101,388
Other revenues	**11,350**	13,073	**9,453**	9,205
Total revenues	**240,428**	314,078	**82,578**	110,593
Selling, general and administrative	**45,688**	43,366	**30,757**	34,424
Trailer fees	**68,637**	90,184	**–**	–
Investment dealer fees	**–**	–	**47,271**	70,867
Amortization of deferred sales commissions and fund contracts	**40,233**	34,797	**376**	376
Other expenses	**5,313**	5,672	**2,485**	2,748
Total expenses	**159,871**	174,019	**80,889**	108,415
Income before income taxes and non-segmented items	**80,557**	140,059	**1,689**	2,178
Interest expense				
(Provision for)/recovery of income taxes				
Net income				

	As at March 31, 2009	As at Dec. 31, 2008	**As at March 31, 2009**	As at Dec. 31, 2008
Identifiable assets	**1,989,762**	2,030,039	**492,154**	452,882
Goodwill	**858,703**	858,703	**267,181**	267,181
Total assets	**2,848,465**	2,888,742	**759,335**	720,063

Notes to Consolidated Financial Statements

[in thousands of dollars, except per share amounts]

March 31, 2009 and 2008

	Intersegment Eliminations		Total	
	Three months ended March 31, 2009	Three months ended March 31, 2008	**Three months ended March 31, 2009**	Three months ended March 31, 2008
	$	$	**$**	$
Management fees	**–**	–	**229,078**	301,005
Administration fees	**(21,445)**	(26,957)	**51,680**	74,431
Other revenues	**–**	–	**20,803**	22,278
Total revenues	**(21,445)**	(26,957)	**301,561**	397,714
Selling, general and administrative	**–**	–	**76,445**	77,790
Trailer fees	**(2,947)**	(4,315)	**65,690**	85,869
Investment dealer fees	**(17,000)**	(23,461)	**30,271**	47,406
Amortization of deferred sales commissions and fund contracts	**(811)**	(645)	**39,798**	34,528
Other expenses	**–**	–	**7,798**	8,420
Total expenses	**(20,758)**	(28,421)	**220,002**	254,013
Income before income taxes and non-segmented items	**(687)**	1,464	**81,559**	143,701
Interest expense			**(6,457)**	(11,792)
(Provision for)/recovery of income taxes			**(16,302)**	7,463
Net income			**58,800**	139,372

	As at March 31, 2009	As at Dec. 31, 2008	**As at March 31, 2009**	As at Dec. 31, 2008
Identifiable assets	**(14,973)**	(14,286)	**2,466,943**	2,468,635
Goodwill	**–**	–	**1,125,884**	1,125,884
Total assets	**(14,973)**	(14,286)	**3,592,827**	3,594,519

[in thousands of dollars, except per share amounts]

7. RELATED PARTY TRANSACTIONS

CI entered into transactions related to the advisory and distribution of its mutual funds with Scotiabank. These transactions were in the normal course of operations and were recorded at the agreed upon exchange amounts. During the three months ended March 31, 2009, CI incurred charges for deferred sales commissions of $611 and trailer fees of $1,305, which were paid or payable to Scotiabank. The balance payable to Scotiabank as at March 31, 2009 of $441 [December 31, 2008 – $422] is included in accounts payable and accrued liabilities.

Scotiabank is the administrative agent for CI's revolving credit facility. As at March 31, 2009, CI had drawn long-term debt of $931,001 [December 31, 2008 – $999,401] in the form of bankers' acceptances of $924,001 [December 31, 2008 – $990,001] and a prime rate loan of $7,000 [December 31, 2008 – $9,400]. During the three months ended March 31, 2009, interest, standby and stamping fees of $6,314 was recorded as interest expense.

During 2008, CI provided a demand loan to one of its managed funds pursuant to a promissory note agreement. The loan facility is for a maximum of $50 million and interest is calculated at market rates. The loan is secured by the assets of the fund. As at March 31, 2009, $35,512 [December 31, 2008 – $32,605] is outstanding, including accrued interest and is included in accounts receivable and prepaid expenses. During the three months ended March 31, 2009, interest of $457 [three months ended March 31, 2008 – nil] was recorded and included in other income.

8. SUBSEQUENT EVENT

On April 15, 2009, CI completed its previously announced acquisition of Perimeter Markets Inc. ["Perimeter"]. The acquisition of Perimeter is not expected to have a material impact on CI's results of operations.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

On May 12, 2009, the Board of Directors declared cash dividends of $0.10 per share payable on June 15, 2009 to shareholders of record May 31, 2009, $0.05 per share payable on July 15, 2009 to shareholders of record on June 30, 2009 and $0.05 per share payable on August 14, 2009 to shareholders of record on July 31, 2009.

CI Financial

CI Financial 2 Queen St. East, Twentieth Floor, Toronto, Ontario M5C 3G7 | www.ci.com

CI Investments

Assante
WEALTH MANAGEMENT

BLACKMONT
CAPITAL

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